United States securities and exchange commission logo





                              February 22, 2023

       Nicolas Link
       Chief Executive Officer
       Ilustrato Pictures International, Inc.
       26 Broadway, Suite 934
       New York, NY 10004

                                                        Re: Ilustrato Pictures
International, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed February 1,
2023
                                                            File No. 000-56487

       Dear Nicolas Link:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2023 letter.

       Amendment No. 2 to Registration Statement on Form 10-12G filed February 1, 2023

       Organizational Structure, page 2

   1. We note your response to prior comment 1. Please tell us with specificity where you filed the share purchase
agreements regarding the entities acquired on March 25, 2022 and May
                                                        28, 2022 mentioned in
the table on page 3.
   2. Please revise the disclosure in the eleventh bullet point on page 3 to clarify whether the company currently
trades on the OTC Market under the ticker QIND.
       Legal Proceedings, page 24

   3. We note your response to prior comment 4. Please tell us, with a view to disclosure, why you deleted the
disclosure that "Larson Elmore has been misleading the company and its
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany22,
February    NameIlustrato
              2023          Pictures International, Inc.
February
Page  2 22, 2023 Page 2
FirstName LastName
         shareholders on various matters including but not limited to liabilities, company commitments and due diligence items presented by Larson Elmore during the takeover process" that appeared on page 20 of your prior amendment. Also, tell us, with a view to disclosure, why you have not included a risk factor concerning the disclosure on page F-
         27 that "We lack many information and evidence to support the assertions of financial statements and there are chances that preceding management of the company might have missed compliances for which we are not aware. Thus, company may have to bear consequences for that from authorities. We cannot reasonably ascertain amount for those contingencies."
Corporate History, page 25

4. We note your response to prior comment 24. Please file as an exhibit the agreement with
         FB Fire Technologies Ltd. for the conversion of debt mentioned in the seventh paragraph on page 26.
Risk Factors, page 27

5. We note your response to prior comment 21. Please disclose the extent to which you have not been able to service your debt obligations. For example, it is unclear if the $2 million promissory note due February 4, 2023 has been repaid.
6. We note that many of the risk factors in this section could apply to other companies.
         Please ensure that you include risk factors relevant to your current business. For example, we note the disclosure on page 45 about your "newly formed Defense subsidiary." As another example, please ensure that you have included risk factors relevant to a company
         "engaged in the industrial, oil & gas, and manufacturing sectors" as you have disclosed on page 3 and elsewhere in your document.
7. Please revise to clarify which officers and directors reside outside the United States.
         Please include a separate    Enforceability of Civil Liabilities
section which discloses the
         difficulty of bringing actions and enforcing judgements against these individuals. In this regard, we note the disclosure on page 49 about the addresses outside of the United States of your officers and directors.
Our ability to generate the significant amount of cash, page 28

8. We note your response to prior comment 2. Please revise the disclosure to explain how you plan to fund the cash obligations in connection with the acquisitions of Quality
         International Co Ltd FCZ and Petro Line FZ-LLC.
Our long-term success depends, in part, on our ability to operate and expand, page 32

9. We note your response to prior comment 8. Please quantify the significance of the international operations to the company, such as the percentage of revenues from international operations.
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany22,
February    NameIlustrato
              2023          Pictures International, Inc.
February
Page  3 22, 2023 Page 3
FirstName LastName
Our largest shareholder, officer, director, Nicolas Link holds substantial control, page 38

10. We note your response to prior comment 5. Please quantify the extent to which Nicolas
         Link holds substantial control or significant influence.
The issuance of shares of our common stock upon conversion or exercise, page 40

11. We note your response to prior comment 6. Please quantify the number of shares of your common stock issuable upon conversion or exercise of your outstanding preferred stock, warrants and convertible notes.
Recent Developments and Plan of Operations - Second Half of 2022, page 45

12. We note your disclosure that you completed seven acquisitions in 2022. Please reconcile your disclosure to the list of acquisitions on pages 26 and 27 that only show four acquisitions being consummated in 2022. Please revise, or advise us. Recent Developments and Plan of Operations, page 45

13. Please ensure that the disclosure in your amended document is consistent with the material outside of your amended document. In this regard, we note your February 6, 2023 press release that "ILUS Summarizes Its Progress and Projections Following Its 2nd Annual
         Shareholder Meeting" and the presentation to investors on January 27, 2023. There were several projections in the materials. For example, we note the reference in the materials to
         "Upwards of $200 million in revenue forecasted for current group companies" for 2023.
         Please disclose any underlying assumptions, whether you have independent support for your projections and any uncertainties and limitations on your projections. As another example, we note the reference in the materials to "ILUS maintains substantial holding
         (50-80%) in all spinoffs" is not mentioned in your amended document. Results of Operations, page 46

14. We note that you attribute the changes in your revenues and operating expenses primarily to your acquired subsidiaries. Please revise your discussion throughout to provide a more detailed and meaningful discussion of the factors that resulted in changes in your results of operation during the reported periods. For example, identify the business or businesses and when they were acquired, describe their operations during the related period and how those operations were similar to or differed from businesses that operated in the comparable prior period, and quantify how they impacted the particular line item on your statements of operations.
15. To enhance an investor's understanding of your results of operations, please revise to clearly discuss how each group of businesses, or your divisions identified on page 2, namely - (i) Emergency & Response, (ii) Industrial & Manufacturing and
(iii) Mining
         & Renewable Energy, contributed to your revenues and impacted your costs and expenses during the reported periods. Clearly explain to investors how the operations of each
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany22,
February    NameIlustrato
              2023          Pictures International, Inc.
February
Page  4 22, 2023 Page 4
FirstName LastName
         acquisition during the reported period impacted results of your different divisions.
16. Revise your discussions of non-operating income and non-operating expenses in all reported periods to describe the transactions that resulted in the amounts reported. As applicable, describe the reasons for any changes in the amounts of these transactions between reported periods.
17. We note that on page 46 you disclose General and administrative expense, Total operating expenses and Non-operating expenses of $1,106,533, $1,165,229 and $463,886, respectively, for the year ended December 31, 2021. These amounts do not agree with the amounts presented on your statement of operations for the same period on page F-14.
         Please revise the filing throughout to eliminate these and other inconsistencies.
Liquidity and Capital Resources, page 47

18. You disclose that net cash provided by operating activities after considering convertible notes was $10,423,828 for the nine months ended September 30, 2022. Please reconcile this disclosure with the $9,405,665.67 net cash used in operating activities presented on the statement of cash flows for the related period on page F-4, or revise the filing as appropriate.
19. Revise to also provide a robust comparative discussion of your liquidity and capital resources for the years ended December 31, 2021 and 2020, respectively. Your discussions of both interim and annual periods should provide investors with a good understanding of your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash over the next 12 months from the most recent fiscal period end and, separately, in the long-term. Further, identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.
         Refer to the more detailed guidance in Item 303(b)(1) of Regulation
S-K.
20. Further, revise the discussions for both the interim and annual periods to analyze material cash requirements from known contractual and other obligations.
         Describe your material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements.
         Specify each type of obligation and the relevant time period for the related cash requirements. In this regard, we note, for example, from page 45 that you are
         in the process of launching a project in Serbia, which is planned to be your main production hub for vehicles and equipment outside of the United States. As applicable, please include the required disclosure related to this project. Refer to the more detailed guidance provided in Item 303(b)(1) of Regulation S-K.
Net Income/Net Loss, page 47

21. Revise your discussion to correctly disclose net income for the nine months ended
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany22,
February    NameIlustrato
              2023          Pictures International, Inc.
February
Page  5 22, 2023 Page 5
FirstName LastName
         September 30, 2021 as $13,035,618.70, as disclosed on your statement of operations for the same period on page F-2. Please describe the transaction(s) that resulted in non-
         operating income of $12,026,143 you recorded in the period. Employment Agreements, page 53

22. We note your response to prior comment 16. As previously requested, please tell us, with a view to disclosure, why common shares in QIND will be issued to your officers and directors as disclosed on pages 53-58.
Certain Relationships and Related Transactions, and Director Independence, page
59

23. We note your response to prior comment 22. Please tell us, with a view to disclosure, why this section does not mention the issuance of shares of preferred class F to Daniel
         Link disclosed on page 65.
Index to Financial Statements, page 70

24. We note the discussion relating to your various acquired businesses during the reported periods in the Business section, including the list provided on pages 26 and 27. Please tell us your consideration of the requirements to provide financial statements of the acquired business and related pro forma financial information in this registration statement pursuant to Rules 8-04 and 8-05 of Regulation S-X. Provide us with your significance calculations for each acquisition listed on pages 26 and 27, as well as any probable or consummated acquisitions through the date of your next amendment. As applicable, revise the filing to include any required financial statements and related pro forma financial information.
25. Please revise your financial statements to provide the disclosures required by ASC 805-
         10-50 relating to your business acquisitions that occurred during the reported periods, and through the date on which your financial statements were issued. Clearly describe how you accounted for each of these acquisitions. As applicable, pursuant to ASC 855-10-50, include subsequent events notes to the financial statements that clearly describe the material terms of any probable business acquisitions still pending at the date of your next amendment.
26.      Revise to clearly label the interim financial statements as
unaudited.    Include that label
         on each of the primary financial statements and the first page of the notes to financial statements. In addition, correct the footnote at the bottom of pages F-1 through F-4 to state that the accompanying notes are an integral part of these
unaudited    consolidated
         financial statements.
27. Revise the unaudited interim as well as the audited financial statements to disclose accounts receivable, inventory, goodwill and accounts payable on the face of your balance sheets and provide appropriate disclosure about the items in the notes to financial statements. Disclose your basis of accounting for inventory (e.g., lower of cost or net realizable value) and your policy for evaluating and recording inventory impairments.
 Nicolas Link
Ilustrato Pictures International, Inc.
February 22, 2023
Page 6
         Refer to ASC 330-10-50-1 and ASC 350-20-45.
28. To facilitate the usefulness of the unaudited interim financial statements as of and for the three and nine months ended September 30, 2022 and 2021, respectively, including their comparability with your annual financial statements, please revise the balance sheet on page F-1 to present the components of stockholders' equity similar to the disclosures presented on the audited annual financial statements. Similarly, revise the statements of cash flows on page F-4 to present the activities that resulted in the net cash flows used in investing and net cash flows provided by financing activities. Lastly, revise the unaudited interim financial statements throughout to present dollar amounts rounded to the closest whole dollar, consistent with the audited annual financial statements. Refer to Rule 8-
         03(a)(4) of Regulation S-X.
29. Further, revise the unaudited interim financial statements to include notes to the financial statements that disclose in tabular form the material components of Other Current
         Assets and Other Current Liabilities at September 30, 2022 and December 31, 2021. In
         addition, in tabular form, disclose the material components of operating expenses for each reported period. Include notes to the financial statements that clearly describe the transactions that resulted in the non-operating expenses and non-operating income reported in each reported period. Refer to Rule 8-03(b)(1) of Regulation S-X.
30. Revise the financial statements and filing throughout to present all basic and diluted earnings (loss) per share amounts rounded to the nearest cent (i.e., only two decimal points), in order not to imply a greater degree of precision than exists. Further, revise the statements of operations for the three and nine months ended September 30, 2022, and
         2021, respectively, to disclose basic and diluted earnings (loss) per share for each reported period on the face of the statements, as required by ASC 260-10-45, and to provide the disclosures required by ASC 260-10-50 in a note to the unaudited interim financial statements.
Consolidated Statements of Cash Flows for nine months ended September 30, 2022, and 2021, page F-4

31. Please revise to begin your reconciliation of cash flows from operating activities for the nine months ended September 30, 2021 with your net profit as required by ASC 230-10-
         45-2, and not with your profit from operations, as currently presented. In addition, revise to present the amounts on the correct statement of cash flows caption.
Note 3. Notes Payable, page F-8
FirstName LastNameNicolas Link
32. Please revise to clearly describe how you accounted for the convertible notes issued
Comapany    NameIlustrato
       during  the reported Pictures
                            periods, International, Inc.references to the
accounting guidance on
                                     with appropriate
       which
February      you relied.
          22, 2023  Page 6
FirstName LastName
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany22,
February    NameIlustrato
              2023          Pictures International, Inc.
February
Page  7 22, 2023 Page 7
FirstName LastName
Note 6. Warrants, page F-9

33. Please revise to disclose how you accounted for the Common Share Purchase Warrant issued to Discover Growth Fund, LLC on February 4, 2022, in conjunction with its $2,000,000 convertible promissory note. Include appropriate references to the accounting guidance on which you based your accounting.
Note 9. Subsequent Events, page F-10

34. You disclose that there were no subsequent events. However, we note disclosure elsewhere in the filing of significant events that occurred after the period end, including the acquisitions consummated in December 2022 and January 2023 and the issuance of material amounts of debt and a warrant to AJB Capital Investment LLC in December
         2022. Please revise to disclose all material subsequent events, or explain to us why the disclosures are not required. In addition, revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50.
Report of Independent Registered Public Accounting Firm, page F-12

35. Please have your auditor include signed audit reports that meet the requirements of
         Rule 2-02 of Regulation S-X. Refer to Item 302 of Regulation S-T for guidance on providing signatures in electronic submissions.
36. The audit reports on pages F-11 and F-12 indicate that no confirmations or documents were available for the audit of year ended December 31, 2020 (CY 2020) and, as a result, such balances for CY 2020 were written off. Further, although you disclose that unsubstantiated balances were written off, you disclose on page F-20 and elsewhere that certain unsupported balances, like goodwill, have been carried forward in the year 2020 and thus in 2021 also. Please have your auditors explain to us why its inability to confirm and to obtain support for balances did not represent a limitation on the scope of the audit since it appears that the auditor was unable to perform all the procedures required by professional standards to support the expression of an opinion. Refer to SAB Topic 1E.2.
37. The audit reports on pages F-11 and F-12 both refer to Note 20 to the financial statements regarding restatements of the 2020 and 2021 financial statements. However, Note 20 currently discloses going concern matters. Similarly, the audit report on page F-12 refers to Note 18 to the consolidated financial statements regarding the consolidation of two entities on a basis of common management control. However, Note 18 does not appear to address that matter. Please revise the notes to include the relevant disclosures and have your auditor revise the references in its reports, as appropriate. Consolidated Statements of Operations for the years ended December 31, 2021, and 2020, page
F-14

38. Revise to include a note to the financial statements that clearly describes the transaction(s)
         that gave rise to non-operating income of $11,835,500 for the year ended December 31,
 Nicolas Link
Ilustrato Pictures International, Inc.
February 22, 2023
Page 8
         2021. Clearly disclose if and how the transaction related to the unrealized loss on assets amounts presented on pages F-16 and F-21.
39. We note from Note 17 and here that in spite of the loss reported for the year ended
         December 31, 2020, you have reflected the conversion of your Class A and Class D preferred stock when calculating diluted EPS for that reported period. Please tell us how you considered, in your presentation, the guidance in ASC 260-10-45-41, which says that such conversions shall not be assumed if the effect would be antidilutive. Otherwise, revise your presentation throughout the filing to comply.
4. Stock Based Compensation , page F-18

40. You disclose on pages F-6 and F-18 that you account for stock-based payments to non-
         employees in accordance with ASC 505-50. Please revise your accounting and disclosures for stock-based payments with non-employees to comply with the guidance in ASC 718, which superseded the former guidance through ASU 2018-07.
Note 2: Summary of Significant Accounting Policies
1. Revenue Recognition, page F-18

41. We note that you disclose a revenue recognition policy on pages F-5 and F-18 that is based on ASC 605-10-S99-1. Please revise your financial statements for all applicable periods to conform to the guidance in ASC 606, which superseded the former guidance. Please ensure your accounting policy conforms with the applicable requirements, and that you provide the disclosures required by ASC 606-10-50 and 606-
         10-65.
11. Business Segment, page F-19

42. Please revise your discussions of segments on pages F-7 and F-19 to clearly and consistently disclose your operating and reportable segments as of September 30,
         2022 and December 31, 2021 and 2020, respectively. Provide all disclosures required by
         ASC 280-10-50, including the factors used to identify your reportable segments. Explain how you considered the three operating divisions you describe on page 2 as well as their operating subsidiaries in determining your operating and reportable segments. To the extent that you aggregate any operating segments in determining your reportable segments, please provide appropriate disclosure.
Note 4: Other Current Assets, page F-20

43. Please revise to describe the terms and circumstances surrounding the 'Intercompany loan
FirstName LastNameNicolas Link
       given' outstanding at December 31, 2021. Similarly, revise to disclose the material terms
Comapany    NameIlustrato
       of the arrangement Pictures  International,
                           that resulted            Inc. current accounts'
outstanding at
                                         in the 'Director's
       December
February  22, 202331, 2021.
                   Page  8
FirstName LastName
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany22,
February    NameIlustrato
              2023          Pictures International, Inc.
February
Page  9 22, 2023 Page 9
FirstName LastName
Note 5: Goodwill, page F-20

44. Revise to disclose your policy for accounting for goodwill, and to describe how and when you assess your goodwill for impairment. Refer to ASC 350-20-35. In addition, please provide the disclosures required by ASC 350-20-50 relating to allocation, changes and any impairment of goodwill in the reported periods.
45. Describe to us in detail the circumstances surrounding your inability to obtain any information or supporting evidence for goodwill at December 31, 2020. Discuss your conclusion that it was appropriate to present this unsupported goodwill balance on your balance sheet at December 31, 2020 and to carry forward the amount into 2021.
Note 6: Capital Advances, page F-21

46.      We note that you list FB Fire Technologies Ltd. as a subsidiary on
Exhibit 21. Describe
         to us in detail how you accounted for your June 2020 and January 2021 transactions with the owners of FB Fire Technologies Ltd. Please tell us your percentage ownership of FB
         Fire Technologies Ltd. as of December 31, 2021, and how you accounted for that entity in your financial statements. To the extent that FB Fire Technologies Ltd. is a consolidated subsidiary, please explain to us how you considered the guidance in ASC 810 in concluding that the Investment in FB Fire Technology Ltd. would not be eliminated in consolidation.
Note 13: Other Current Liabilities, page F-24

47. Please revise the note to provide appropriate disclosure of the terms and circumstances relating to the Intercompany loans payable of $2,578,225 outstanding at December 31,
         2021.
Note 14: Common stock and Preferred Stock, page F-24

48. You disclose that Preferred Class E shares are redeemable at $1.00 per share and that
         2.25% must be redeemed per quarter. Revise to clearly disclose the redemption terms of these shares in more detail, including whether your Preferred Class E shares are redeemable at the option of the holder, at a fixed date at fixed price, or redemption is otherwise beyond your control. Please tell us how you considered the guidance in SAB
         Topic 3C and ASC 480-10-S99-3A when accounting for and classifying the Preferred
         Class E shares on your balance sheet. Specifically address why classification outside of permanent equity, or mezzanine equity, would not be appropriate.
Note 16: General, Administration and Other expenses, page F-25

49. Total General, Administrative and Other expense for the year ended December 31, 2020 of $90,897 presented here does not agree with the amount presented on the audited statement of operations for the same period on page F-14. In a related matter, in the discussion immediately following the table, you disclose that, other than compensation
 Nicolas Link
Ilustrato Pictures International, Inc.
February 22, 2023
Page 10
       expense, there were no other employee benefits expenses incurred during the year ending
       December 31, 2020. However, the table includes $10,712 of employee benefit expense.
       Please revise to eliminate these inconsistencies, or advise us.
Note 20: Going Concern, page F-27

50. Please update the disclosure to also address the company's ability to continue as a going concern as of December 31, 2021.
Exhibit 23 - Consent of Independent Registered Public Accounting Firm, page
X-23

51. Please have your auditor revise its consent to indicate the dates of its reports and to identify the financial statements to which each relates (e.g., our report dated December 9,
       2022, relating to the financial statements of Ilustrato Pictures International, Inc. as of and
       for year ended December 31, 2021), and to consent to all references to the firm included in the registration statement.
Exhibits

52. Please tell us with specificity where you filed as an exhibit the agreement with Larson
       Elmore as requested in prior comment 23.
General

53. Please tell us with specificity where you revised the disclosure in response to prior comments 27 and 29.
       You may contact Stephany Yang at 202-551-3167 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,
FirstName LastNameNicolas Link
                                                               Division of
Corporation Finance
Comapany NameIlustrato Pictures International, Inc.
                                                               Office of
Manufacturing
February 22, 2023 Page 10
cc:       Scott Doney, Esq.
FirstName LastName